International Bank for Reconstruction and

Development

Management’s Discussion & Analysis
and
 Condensed Quarterly Financial Statements
December 31, 2009

(Unaudited)

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT (IBRD)

CONTENTS

December 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

Basis of Reporting	2

Overview	2

Fair Value Basis	3

Equity-to-Loans	6

Contractual Terms of Loans	6

Results of Operations	7

Net Income Allocations and Transfers	8

CONDENSED QUARTERLY FINANCIAL STATEMENTS

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2009 (FY 2009). IBRD undertakes no obligation to update any forward-looking statements.

BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

IBRD reports all instruments in the investments, borrowings and asset/liability management portfolios at fair value, with changes in fair value reported in the income statement. Loans are reported at amortized cost (except for loans with embedded derivatives which are reported at fair value).

MANAGEMENT REPORTING

IBRD is a financial intermediary, borrowing funds in international capital markets for lending to its member countries. IBRD’s funding operations are designed to meet a major organizational objective of providing low cost funds to borrowing members.

In implementing its risk management and funding strategies, IBRD makes extensive use of derivatives.

Because of the asymmetry created in the financial statements resulting from applying fair value to the derivatives and borrowings portfolio, while carrying the underlying loans at amortized cost less a loan loss provision, management believes that reported income does not capture the true economic income of IBRD. Therefore, for management reporting purposes, IBRD uses fair value financial statements, which present all financial assets and liabilities including the loans portfolio at fair value.

IBRD’s loans portfolio valuation model incorporates Credit Default Swap (CDS) spreads as an indicator for credit risk for each borrower. Recovery levels are modified to incorporate IBRD’s expected recovery rates. The CDS spreads provide a market indicator of the fair value of the loans portfolio at a point in time; however, the associated volatility does not provide a good basis for making income allocation and distribution decisions, which are based on a longer term view of the adequacy of IBRD’s risk bearing capacity.

Income allocation and distribution decisions are based on reported income, excluding the impact of the adjustments associated with fair value of financial instruments (other than trading investments), Board of Governors-Approved Transfers, temporarily restricted income, Long-Term Income Portfolio (LTIP), and allocation to the pension reserve. Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from stress tests and considers projections of the equity-to-loans ratio(1) as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework.

OVERVIEW

FINANCIAL OVERVIEW

Table 1 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases. IBRD has seen a significant increase in its lending during the first six months of the current fiscal year, reflected in the increase in commitments and net disbursements of $6,796 million and $5,686 million, respectively, compared to the same period in FY 2009. This substantial increase in commitments was largely driven by an increase in demand for IBRD’s loans as a result of the current economic environment. The majority of the increase in commitments went to borrowing countries in the South Asia ($4,544 million) and Europe and Central Asia ($1,331 million) regions.

On a reported basis, IBRD recorded a net loss of $952 million for the six months ended December 31, 2009, compared to net income of $3,131 million in the same period in FY 2009. This was primarily due to a lower net fair value adjustment on non-trading portfolios. As noted in the management reporting section above, management believes that the reported basis does not reflect the true economic income of IBRD, since loans are reported at amortized cost. (See Results of Operations section for further discussion on the increase in operating income.)

On a fair value basis, the net income for the six months ended December 31, 2009 was $150 million, as compared to a net loss of $374 million in the same period in FY 2009. The increase was primarily due to higher operating income and favorable net currency translation adjustments in FY 2010. In FY 2010, the gains on the loans portfolio resulting from the tightening of CDS spreads were partially offset by losses resulting from the tightening of IBRD’s credit spread on the borrowings portfolio.

(1) The equity-to-loans ratio refers to the equity-to-loans, guarantees and long-term investment asset ratio.

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratios and return data in percentages

	Six months Ended		Full Year
	December 31, 2009	December 31, 2008	June 30, 2009
Lending Summary
Commitments to member countries(a)	19,152	12,356	32,911
Gross disbursements(b)	16,505	9,393	18,564
Net disbursements(b)	9,884	4,198	8,344
Reported Basis
Operating income(c)	636	223	572
Fair value adjustment on non-trading portfolios, net	(749)	3,646	3,280
Board of Governors-Approved Transfers	(839)	(738)	(738)
Net (loss) income	(952)	3,131	3,114
Net return on average earning assets
Based on operating income	0.87	0.36	0.45
Based on net income	(1.31)	5.02	2.38
Return on equity
Based on operating income	3.46	1.17	1.53
Based on net income	(5.01)	16.26	8.01
Equity-to-loans ratio(d)	31.60	36.10	34.53

Fair Value Basis
Net income (loss)	150	(374)	(225)
Net income before Board of Governors-Approved Transfers	989	364	513
Net return on average earning assets(e)	1.36	0.59	0.40
Return on equity(e)	5.31	2.02	1.41
Equity-to-loans ratio	32.13	36.05	35.26

(a)       Commitments are net of cancellations and include guarantee commitments and guarantee facilities.

(b)       Amounts include transactions with International Finance Corporation (IFC) and capitalized loan origination fees.

(c)        Operating income is defined as net income before fair value adjustment on non-trading portfolios, net and Board of Governors- Approved Transfers.

(d)       Ratios are computed using usable equity and do not include current year’s operating income.

(e)        Ratios exclude Board of Governors-Approved Transfers.

The equity-to-loans ratio on a fair value basis at December 31, 2009 was lower as compared to June 30, 2009, driven by the increase in loans outstanding. IBRD uses the equity-to-loans ratio as one of the measures of its risk bearing capacity (See the Equity-to-Loans section for more details).

FAIR VALUE BASIS

The Condensed Fair Value Balance Sheets in Table 2 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. As non-financial assets and liabilities are not reflected at fair value, IBRD’s equity is not intended to reflect fair value. The Condensed Fair Value Balance Sheet at December 31, 2009 is presented with a reconciliation to the reported basis.

IBRD’s Condensed Fair Value Statements of Income, with a reconciliation to the reported basis for the six months ended December 31, 2009, are presented in Table 3.

CONDENSED FAIR VALUE BALANCE SHEETS

Loans Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe that there is a market for loans comparable to those made by IBRD.

The fair value of loans at December 31, 2009, as shown in Table 2, was $791 million lower than the reported basis, reflecting the net effects on fair value of incorporating prevailing CDS spreads and interest rates, offset by the removal of the loan loss provisioning.

Table 2: Condensed Fair Value Balance Sheets at December 31, 2009 and June 30, 2009

In millions of U.S. dollars

	December 31, 2009				June 30, 2009
	Reported Basis	Additional Fair Value Adjustments		Fair Value Basis	Fair Value Basis
Due from banks	$1,977			$1,977	$3,044
Investments and securities purchased under resale agreements	32,545			32,545	41,045
Derivatives
Investments	18,110			18,110	18,467
Client operations	21,175			21,175	19,559
Borrowings	86,893			86,893	82,793
Other assets/liabilities	2,124			2,124	2,246
Net loans outstanding	114,119	$(791)		113,328	101,918
Other assets	4,327			4,327	4,609
Total assets	$281,270	$(791)		$280,479	$273,681

Borrowings	$116,711	$(23	)(2)	$116,688	$110,022
Derivatives
Investments	18,302			18,302	18,923
Client operations	21,167			21,167	19,551
Borrowings	78,489			78,489	76,321
Other assets/liabilities	816			816	847
Other liabilities	6,402			6,402	9,701
Total liabilities	241,887	(23)		241,864	235,365
Paid-in capital	11,491			11,491	11,491
Retained earnings and other equity	27,892	(768)		27,124	26,825
Total equity	39,383	(768)		38,615	38,316
Total liabilities and equity	$281,270	$(791)		$280,479	$273,681

Investments Portfolio

For the investments portfolio, no additional fair value adjustment is necessary, since the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value under both the reported and fair value bases.

Borrowings Portfolio

For the borrowings portfolio, except for the transition adjustment(2) of $23 million, no additional adjustment is necessary, since the debt instruments and associated derivatives held in IBRD’s borrowings portfolio are carried and reported at fair value under both the reported and fair value bases.

CONDENSED FAIR VALUE STATEMENTS OF INCOME

The main factors contributing to the $524 million increase in net income on a fair value basis, between the six months ended December 31, 2009 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans for the first six months of FY 2010 decreased by $722 million compared to the same period in the previous fiscal year, primarily due to the significant decline in the short-term interest rates over the two periods (See Figure 1), particularly U.S. dollar six-month LIBOR, partially offset by the effect of the increase in loan volume.

Income from Investments

Income from investments for the first six months of FY 2010 increased by $237 million compared to the same period in the previous fiscal year, due to mark-to-market gains from the tightening of the credit spreads and from LTIP equities, partially offset by lower interest income, consistent with the lower interest rate environment. (See Figure 1)

Borrowing Expenses

Borrowing expenses for the first six months of FY 2010 declined by $533 million compared to the same period in the previous fiscal year. This decrease was primarily due to the decrease in short-term interest rates over the two periods (See Figure 1), particularly U.S. dollar six-month LIBOR, partially offset by the effect of the higher borrowing volume.

(2) Transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000.

Table 3: Condensed Fair Value Statements of Income for the Six months Ended

In millions of U.S. dollars

	December 31, 2009			December 31, 2008
	Year to Date Reported Basis	Additional Fair Value Adjustments	Year to Date Fair Value Comprehensive Basis(a)	Year to Date Fair Value Comprehensive Basis(a)
Income from loans	$1,345		$1,345	$2,067
Income from investments, net(b)	343		343	106
Other income	540		540	221
Total income	2,228		2,228	2,394

Borrowing expenses	952		952	1,485
Administrative expenses including contributions to special programs	714		714	631
Release of provision for losses on loans and guarantees	(74)	$74	—	—
Total expenses	1,592	74	1,666	2,116

Operating income	636	(74)	562	278
Fair value adjustment on non-trading portfolios, net	(749)		(749)	3,646
Board of Governors-Approved Transfers	(839)		(839)	(738)
Fair value adjustment on loans		1,013	1,013	(3,217)
Changes to other comprehensive income		163	163	(343)
Net (loss) income	$(952)	$1,102	$150	$(374)

(a)       Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements, and the fair value adjustments.

(b)       Unrealized gains (losses) on derivatives in the investments trading portfolio are included in Income from Investments, net.

Fair Value Adjustment on Non-Trading Portfolios, Net

During the first six months of FY 2010, IBRD experienced net unrealized losses of $749 million on the non-trading portfolios primarily due to losses on the borrowings portfolio reflecting the tightening of IBRD’s credit spreads.

During the same period in FY 2009, IBRD experienced net unrealized gains of $3,646 million on the non-trading portfolios primarily due to gains from the equity duration extension strategy reflecting the decrease in interest rates and gains on the borrowings portfolio reflecting the widening of IBRD’s credit spreads.

Board of Governors-Approved Transfers

Board of Governors-Approved Transfers were higher by $101 million over the same period last year due to higher transfers to IDA of $201 million, partially offset by lower transfers to various trust funds of $100 million.

Fair Value Adjustment on Loans

Fair value adjustment on loans, for the first six months of FY 2010 was a positive $939 million (including the reversal of the release of provision for losses on loans and guarantees of $74 million), compared to negative $3,162 million (including the reversal of the provision for losses on loans and guarantees of $55 million) during the same period in FY 2009, resulting in an increase in net income of $4,101 million. The positive fair value adjustment during the first six months of FY 2010 was primarily driven by the tightening of CDS spreads, whilst for the same period in FY 2009, the negative fair value adjustment was primarily driven by the widening of CDS spreads.

Figure 1: Six-Month LIBOR Interest Rates—U.S. Dollar

Changes to Other Comprehensive Income

Other comprehensive income for the first six months of FY 2010 increased by $163 million which primarily related to the net positive currency translation adjustment resulting from the appreciation of the Japanese yen (3.84%) and euro (1.95%) against the U.S. dollar. In comparison, during the same period in the prior year, the fair value adjustment was a charge of $343 million and was primarily related to the net negative currency translation adjustments resulting from the depreciation of the euro (8.8%), partially offset by the appreciation of the Japanese yen (19.7%) against the U.S. dollar.

Changes to other comprehensive income also consist of the transition adjustment (as defined on page 4) and unrecognized pension amounts (net actuarial losses and prior service costs).

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 4 presents this ratio computed on both a reported and fair value basis. IBRD’s equity-to-loans ratios on both a reported and fair value basis at December 31, 2009 were lower compared to those as of June 30, 2009, primarily due to the increase in the loans portfolio.

CONTRACTUAL TERMS OF LOANS

The spread on IBRD’s Flexible Loans has three components; namely, a projected funding cost, a market risk premium, and a Board-approved contractual spread. During FY 2010, IBRD increased the contractual spread (See Table 5) and decreased the projected funding cost, while keeping the market risk premium unchanged. IBRD’s management closely reviews funding spreads charged to borrowers to ensure that they reflect underlying market conditions. Management resets the projected funding cost and the market risk premium when market conditions warrant.

Table 4: Equity-to-Loans

In millions of U.S. dollars, except ratio data in percentages

	December 31, 2009	June 30, 2009	December 31, 2008

Reported Basis
Equity-to-loans ratio(a)	31.60%	34.53%	36.10%
Equity used in equity-to-loans ratio(b)	$36,536	$36,303	$36,430
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions (including deferred drawdown option) and deferred loan income	$115,638	$105,145	$100,903

Fair Value Basis
Equity-to-loans ratio	32.13%	35.26%	36.05%
Equity used in equity-to-loans ratio	$36,899	$36,454	$35,114
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions	$114,838	$103,393	$97,411

(a)          Ratios are computed using usable equity and do not include current year’s operating income.

(b)          The equity used in the equity-to-loans ratio is referred to as usable equity and is comprised of paid-in-capital adjusted for the restricted elements and net payable for maintenance of value, Special Reserve, General Reserve and cumulative translation adjustment.

On August 5, 2009, the Executive Directors approved new pricing for loans and guarantees. A summary of the changes in pricing is provided below:

Table 5: New Pricing for IBRD Loans and Guarantees

	Invitation to Negotiate on or after July 23, 2009(a)	Invitation to Negotiate before July 23, 2009
IBRD Flexible Loan (fixed spread and variable spread)
Contractual lending spread	0.50%	0.30%
Development Policy Loans with a Deferred Drawdown Option
Front-end fee	0.75%	0.25%
Renewal fee	0.50%	—
Catastrophe Risk with a Deferred Drawdown Option
Front-end fee	0.50%	0.25%
Renewal fee	0.25%	—
IBRD Partial Risk, Partial Credit and Policy-Based Guarantees
Guarantee fee	0.50%	0.30%

(a)       The new pricing also applies to loans which the Invitation to Negotiate was issued prior to July 23, 2009, but which had not been approved by the Executive Directors by November 30, 2009.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first six months of FY 2010, short-term interest rates for the U.S. dollar, Japanese yen and the euro were lower than the comparative period in FY 2009. Figure 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

OPERATING INCOME

For management reporting purposes, management defines operating income as net income before the fair value adjustments on non-trading portfolios net, and Board of Governors-Approved Transfers.

IBRD’s operating income is broadly comprised of income from interest-earning assets (net of funding cost), contribution of equity, equity duration extension swap portfolio and LTIP, less provision for losses on loans and guarantees and administrative expenses.

Generally, as interest rates rise (fall), returns on an operating basis from IBRD’s equity correspondingly increase (decrease). Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the six months ended December 31, 2009, operating income on a reported basis was $636 million, compared to $223 million for the same period in FY 2009. The increase of $413 million in operating income is primarily explained by the following key factors:

•                                          A $369 million increase in other interest income primarily from the equity duration extension swap portfolio.

•                                          A $331 million increase in investment income, net of funding costs, primarily due to mark-to-market gains from the tightening of credit spreads reflecting the improved market conditions in FY 2010.

•                                          The $134 million income in LTIP was primarily driven by gains in equities. IBRD implemented LTIP during the second quarter of FY 2009.

•                                          The $129 million increase in income relating to the provision for losses on loans and guarantees. This increase is due primarily to the impact of changes in the credit quality of the accrual portfolio and the annual update of the expected default frequency, partially offset by the increase in exposure.

These were partially offset by:

•                                          A $447 million decrease in loan interest income, net of funding costs, as a result of the decreases in short-term interest rates, particularly U.S. dollar six month LIBOR, between the two periods (See Figure 1).

Table 6: Net Income on a Reported Basis for the Six months Ended

In millions of U.S. dollars

	December 31, 2009	December 31, 2008
Loan interest income, net of funding costs
Debt funded	$240	$316
Equity funded	208	579
Total loan interest income, net of funding costs	448	895
Other loan income	19	25
Release of (provision for) losses on loans and guarantees	74	(55)
Investment income (loss), net of funding costs	80	(251)
LTIP income	142	8
Other interest income	433	64
Net other expenses	(560)	(463)
Operating Income	636	223
Fair value adjustment on non-trading portfolios, net	(749)	3,646
Board of Governors-Approved Transfers	(839)	(738)
Net (Loss) Income - Reported Basis	$(952)	$3,131

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2009 and from Surplus that have been approved by the Executive Directors and by the Board of Governors during FY 2010, refer to the Notes to the Condensed Quarterly Financial Statements, Note C—Retained Earnings, Allocations and Transfers.

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	December 31, 2009 (Unaudited)	June 30, 2009 (Unaudited)
Assets
Due from banks
Unrestricted currencies	$1,289	$2,380
Currencies subject to restrictions	688	664
	1,977	3,044
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $173 million—December 31, 2009; $30 million—June 30, 2009)—Notes G and I	32,087	41,012
Securities purchased under resale agreements —Notes G and I	458	33
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,160	1,202
Derivative assets —Notes G and J
Investments	18,110	18,467
Client operations	21,175	19,559
Borrowings	86,893	82,793
Other assets/liabilities	2,124	2,246
Loans outstanding—Notes B and G
Total loans	168,738	156,823
Less undisbursed balance	52,619	51,125
Loans outstanding (including a loan at fair value of $104 million—December 31, 2009; $78 million—June 30, 2009)	116,119	105,698
Less:
Accumulated provision for loan losses	1,551	1,632
Deferred loan income	449	409
Net loans outstanding	114,119	103,657
Other assets	3,167	3,407
Total assets	$281,270	$275,420

Liabilities
Borrowings—Note G	$116,711	$110,040
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received—Notes G and I	1,346	2,323
Derivative liabilities—Notes G and J
Investments	18,302	18,923
Client operations	21,167	19,551
Borrowings	78,489	76,321
Other assets/liabilities	816	847
Other liabilities—Note B	5,056	7,378
Total liabilities	241,887	235,383

Equity
Capital stock—Authorized (1,581,724 shares—December 31, 2009; and June 30, 2009)
Subscribed (1,574,315 shares—December 31, 2009; and June 30, 2009)	189,918	189,918
Less uncalled portion of subscriptions	178,427	178,427
	11,491	11,491
Deferred amounts to maintain value of currency holdings	507	359
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note C)	28,918	29,870
Accumulated other comprehensive loss—Note E	(1,533)	(1,683)
Total equity	39,383	40,037
Total liabilities and equity	$281,270	$275,420

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2009	2008	2009	2008
Income
Loans—Note B	$635	$1,045	$1,345	$2,067
Investments—Trading, net—Note J	106	116	343	106
Other—Note D	307	97	540	221
Total income	1,048	1,258	2,228	2,394
Expenses
Borrowings	447	725	952	1,485
Administrative— Notes D and F	347	298	647	559
Contributions to special programs	19	16	67	72
Provision for losses on loans and guarantees— (decrease) increase—Note B	(71)	77	(74)	55
Total expenses	742	1,116	1,592	2,171
Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	306	142	636	223
Fair value adjustment on non-trading portfolios, net—Notes G, H and J	48	3,551	(749)	3,646
Board of Governors-approved transfers—Note C	(784)	(623)	(839)	(738)

Net (loss) income	$(430)	$3,070	$(952)	$3,131

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended December 31, (Unaudited)		Six Months Ended December 31, (Unaudited)
	2009	2008	2009	2008

Net (loss) income	$(430)	$3,070	$(952)	$3,131

Other comprehensive income—Note E
Reclassification to net income:
Transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000	8	—	3	(6)
Net actuarial gains on benefit plans	27	10	54	20
Prior service credit on benefit plans, net	2	2	3	3
Currency translation adjustments	(89)	(89)	90	(409)
Total other comprehensive (loss) income	(52)	(77)	150	(392)

Comprehensive (loss) income	$(482)	$2,993	$(802)	$2,739

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2009	2008

Retained earnings at beginning of the fiscal year	$29,870	$29,322
Adjustment to beginning balance: Cumulative effect of adoption of fair value option—Note G	—	(2,566)
Net (loss) income for the period	(952)	3,131
Retained earnings at end of the period	$28,918	$29,887

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Six Months Ended December 31, (Unaudited)
	2009	2008
Cash flows from investing activities
Loans
Disbursements	$(16,456)	$(9,367)
Principal repayments	5,541	5,024
Principal prepayments	1,081	171
Loan origination fees received	22	13

Net cash used in investing activities	(9,812)	(4,159)

Cash flows from financing activities
Medium- and long-term borrowings
New issues	9,818	13,736
Retirements	(8,321)	(9,925)
Net short-term borrowings	1,735	7,324
Net derivatives—Borrowings	(79)	732
Net derivatives—Other assets/liabilities	16	(1)
Net maintenance of value settlements	38	29

Net cash provided by financing activities	3,207	11,895

Cash flows from operating activities
Net (loss) income	(952)	3,131
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities
Fair value adjustment on non-trading portfolios, net	749	(3,646)
Depreciation and amortization	457	488
Provision for losses on loans and guarantees—(decrease) increase	(74)	55
Changes in:
Investments—Trading	9,625	(7,055)
Other assets and liabilities	(4,291)	1,496
Net cash provided by (used in) operating activities	5,514	(5,531)
Effect of exchange rate changes on unrestricted cash	—	(4)

Net (decrease) increase in unrestricted cash	(1,091)	2,201

Unrestricted cash at beginning of the fiscal year	2,380	122

Unrestricted cash at end of the period	$1,289	$2,323

Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations
Loans outstanding	$528	$(1,383)
Investments—Trading	700	(398)
Borrowings	2,680	(5,972)
Derivatives—Borrowings	(2,280)	5,415
Capitalized loan origination fees included in total loans	49	22
Interest paid on Borrowings	608	1,101

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2009 audited financial statements and notes included therein. The condensed comparative information that has been derived from the June 30, 2009 audited financial statements, has not been audited. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and guarantees, valuation of certain instruments carried at fair value and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first six months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

These financial statements were issued on February 12, 2010, which was also the date through which IBRD’s management evaluated subsequent events.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

The reduction in net income for the three and six months ended December 31, 2009 and December 31, 2008 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Interest waivers	$42	$41	$84	$84
Commitment charge waivers	17	24	36	47
Front-end fee waivers	8	3	14	6
Total	$67	$68	$134	$137

Overdue Amounts

At December 31, 2009, there were no principal or interest amounts on loans in accrual status which were overdue by more than three months.

IBRD considers the loans in nonaccrual status to be impaired. The information relating to loans or guarantees in nonaccrual status at December 31, 2009 is as follows:

In millions of U.S. dollars

		Principal, Interest
	Principal	and Charges
Borrower	outstanding	overdue	Nonaccrual since
Zimbabwe	$463	$601	Oct 2000

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of December 31, 2009 and June 30, 2009 and for the three and six months ended December 31, 2009 and December 31, 2008:

In millions of U.S. dollars

	December 31, 2009	June 30, 2009
Recorded investment in nonaccrual loans(a)	$463	$460
Accumulated provision for loan losses on nonaccrual loans	232	230
Average recorded investment in nonaccrual loans for the period/fiscal year	463	459
Overdue amounts of nonaccrual loans of which:	601	565
Principal	370	352
Interest and charges	231	213

(a)       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended		Six Months Ended
	December 31,		December 31,
	2009	2008	2009	2008
Interest income not recognized as a result of loans being in nonaccrual status	$9	$8	$18	$17

During the six months ended December 31, 2009 and December 31, 2008, no interest income was recognized on loans in nonaccrual status and there were no loans placed in nonaccrual status or restored to accrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the six months ended December 31, 2009, and for the fiscal year ended June 30, 2009, are summarized below:

In millions of U.S. dollars

	December 31, 2009	June 30, 2009
Accumulated provision for losses on loans, guarantees and deferred drawdown options (DDO), beginning of the fiscal year	$1,642	$1,376
Net (decrease) increase in provision	(74)	284
Translation adjustment	7	(18)
Accumulated provision for losses on loans, guarantees and DDO, end of the period/fiscal year	$1,575	$1,642
Composed of:
Accumulated provision for loan losses	$1,551	$1,632
Accumulated provision for guarantee losses(a)	3	5
Accumulated provision for DDO(a)	21	5
Total	$1,575	$1,642

(a)       The accumulated provision for guarantee losses and DDO are included in Other liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $1,591 million were outstanding at December 31, 2009 ($1,713 million—June 30, 2009). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. These guarantees have original maturities ranging between 6 months and 17 years, and expire in decreasing amounts through 2024.

At December 31, 2009, liabilities of $26 million ($29 million—June 30, 2009), related to IBRD’s obligations under guarantees have been included in Other liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $3 million ($5 million—June 30, 2009).

During the six months ended December 31, 2009, and December 31, 2008, no guarantees provided by IBRD were called.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the six months ended December 31, 2009, no loans to any country generated in excess of 10 percent of total loan income. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the three and six months ended December 31, 2009, and December 31, 2008, is presented in the following table:

In millions of U.S. dollars

	December 31, 2009		December 31, 2008
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$908	$7	$1,002	$14
East Asia and Pacific	24,662	290	23,971	477
Europe and Central Asia	31,884	326	26,466	578
Latin America and the Caribbean	40,468	551	33,867	672
Middle East and North Africa	7,996	95	7,098	166
South Asia	10,151	75	9,376	159
Other(a)	50	1	52	1
Total	$116,119	$1,345	$101,832	$2,067

(a)       Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted income, Long-Term Income Portfolio (LTIP) adjustment and Board of Governors-Approved Transfers, and after considering the allocation to the pension reserve.

On July 10, 2009, IBRD’s Board of Governors approved the immediate transfer of $55 million from Surplus to the Trust Fund for Gaza and West Bank, by way of grant.

On August 5, 2009, the Executive Directors approved the allocation of $25 million from the net income earned in the fiscal year ended June 30, 2009 to the Pension Reserve.

On October 7, 2009, IBRD’s Board of Governors approved the immediate transfer of $784 million to the International Development Association (IDA), of which $501 million was from the net income earned in the fiscal year ended June 30, 2009 and $283 million was from Surplus.

Retained earnings comprise the following elements at December 31, 2009 and June 30, 2009:

In millions of U.S. dollars

	December 31,	June 30,
	2009	2009
Special Reserve	$293	$293
General Reserve	25,670	25,670
Pension Reserve	1,280	1,255
Surplus	257	595
LTIP Reserve	36	—
Cumulative fair value adjustments(a)	1,475	(1,805)
Unallocated Net (Loss) Income	(114)	3,852
Restricted Retained Earnings	21	10
Total	$28,918	$29,870

(a)       Applicable to non-trading portfolios reported at fair value.

NOTE D—OTHER INCOME AND ADMINISTRATIVE EXPENSES

Other income primarily consists of net income from asset/liability derivatives and revenue from services provided. For the three and six months ended December 31, 2009, net interest income from asset/liability derivatives totaled $223 million and $393 million, respectively (net interest income of $21 million and $64 million, respectively — three and six months ended December 31, 2008). IBRD recovers certain of its administrative expenses by billing third parties and affiliated organizations, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. Administrative expenses for the three and six months ended December 31, 2009 are net of the share of administrative expenses allocated to IDA of $266 million and $521 million, respectively ($237 million and $466 million, respectively — three and six months ended December 31, 2008). The allocation of expenses between IBRD and IDA is based on an agreed cost sharing formula that reflects the administrative costs of service delivery to countries that are eligible for lending from IBRD and IDA.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

For the three and six months ended December 31, 2009 and December 31, 2008, revenue associated with administrative services was as follows:

In millions of U.S. dollars

	Three Months Ended December 31,		Six Months Ended December 31,
	2009	2008	2009	2008
Revenue from services provided	$75	$70	$132	$129
Included in these amounts are the following:
Charges to IFC	16	17	30	31
Charges to MIGA	2	2	4	4

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000, currency translation adjustments, pension-related items and net income. These items are presented in the Condensed Statement of Comprehensive Income.

The following tables present the changes in Accumulated Other Comprehensive Income balances for the six months ended December 31, 2009 and December 31, 2008:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Six Months Ended December 31, 2009
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Loss
Balance, beginning of the fiscal year	$860	$500	$(505)	$(2,495)	$(43)	$(1,683)
Changes from period activity	90	—	3	54	3	150
Balance, end of the period	$950	$500	$(502)	$(2,441)	$(40)	$(1,533)

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Six Months Ended December 31, 2008
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Loss
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(409)	—	(6)	20	3	(392)
Balance, end of the period	$817	$500	$(522)	$(894)	$(40)	$(139)

(a)  The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of a new accounting standard on derivatives and hedging on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and six months ended December 31, 2009 and December 31, 2008:

In millions of U.S. dollars

	Three Months Ended December 31, 2009				Six Months Ended December 31, 2009
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$55	$11		$4	$111	$22	$8
Interest cost	164	25		6	328	50	13
Expected return on plan assets	(190)	(23)		—	(379)	(46)	—
Amortization of prior service cost (credit)	2	(*	)	*	3	(1)	*
Amortization of unrecognized net loss	17	7		3	34	14	6
Net periodic pension cost of which:	$48	$20		$13	$97	$39	$27
IBRD’s Share	$23	$10		$6	$48	$19	$13
IDA’s Share	$25	$10		$7	$49	$20	$14

In millions of U.S. dollars

	Three Months Ended December 31, 2008				Six Months Ended December 31, 2008
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$66	$11		$4	$132	$22	$8
Interest cost	175	26		8	349	52	15
Expected return on plan assets	(237)	(29)		—	(474)	(58)	—
Amortization of prior service cost (credit)	1	(*	)	*	3	(1)	1
Amortization of unrecognized net loss	—	5		4	—	11	9
Net periodic pension cost of which:	$5	$13		$16	$10	$26	$33
IBRD’s Share	$2	$6		$8	$5	$12	$16
IDA’s Share	$3	$7		$8	$5	$14	$17

* Indicates amount less than $0.5 million.

NOTE G — FAIR VALUE OF FINANCIAL INSTRUMENTS

Summarized below are the techniques applied in determining the fair values of financial instruments.

Investment securities

As of December 31, 2009 and June 30, 2009, all of IBRD’s investment securities were held in a trading portfolio. When available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, including the standard discounted cash flow method using observable market inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

Securities purchased under resale agreements, Securities sold under repurchase agreements, and securities lent under securities lending agreements and payable for cash collateral received

Securities purchased under resale agreements, securities sold under repurchase agreements, and securities lent under securities lending agreements and payable for cash collateral received, are reported at face value which approximates fair value.

Discount notes and plain vanilla bonds

Discount notes and non-structured bonds are valued using the standard discounted cash flow method, which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

Derivative contracts

Derivative contracts include currency forward contracts, plain vanilla swaps and callable swaps linked to interest rates, foreign exchange rates, and equity indices. Plain vanilla swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured swaps, valuation models and inputs similar to the ones applicable to structured bonds valuation are used.

Loans

As of December 31, 2009, there was only one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond.

Fair Value Hierarchy

The following tables present IBRD’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009 and June 30, 2009:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of December 31, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments — Trading
Equity securities	$710	$—	$—	$710
Government and agency obligations	1,106	14,307	1	15,414
Time deposits	920	11,830	—	12,750
Asset-backed securities	—	3,104	109	3,213
Securities purchased under resale agreements	134	324	—	458
Loans outstanding	—	—	104	104
Derivative assets
Investments	—	18,110	—	18,110
Client operations	—	21,175	—	21,175
Borrowings	—	74,098	12,795	86,893
Other assets / liabilities	—	2,124	—	2,124
Total assets at fair value	$2,870	$145,072	$13,009	$160,951

Liabilities:
Borrowings	$—	$105,323	$11,388	$116,711
Securities sold under repurchase agreements and securities lent under security lending agreements(a)	—	175	—	175
Derivative liabilities
Investments	—	18,302	—	18,302
Client operations	—	21,167	—	21,167
Borrowings	—	65,836	12,653	78,489
Other assets / liabilities	—	816	—	816
Total liabilities at fair value	$—	$211,619	$24,041	$235,660

(a)  Excludes $1,171 million relating to payable for cash collateral received.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	As of June 30, 2009
	Level 1	Level 2	Level 3	Total
Assets:
Investments — Trading
Equity securities	$640	$—	$—	$640
Government and agency obligations	1,635	19,599	—	21,234
Time deposits	802	14,399	—	15,201
Asset-backed securities	—	3,828	109	3,937
Securities purchased under resale agreements	33	—	—	33
Loans outstanding	—	—	78	78
Derivative assets
Investments	—	18,467	—	18,467
Client operations	—	19,559	—	19,559
Borrowings	—	68,281	14,512	82,793
Other assets / liabilities	—	2,246	—	2,246
Total assets at fair value	$3,110	$146,379	$14,699	$164,188

Liabilities:
Borrowings	$—	$98,969	$11,071	$110,040
Securities sold under repurchase agreements and securities lent under security lending agreements(a)	31	—	—	31
Derivative liabilities
Investments	—	18,923	—	18,923
Client operations	—	19,551	—	19,551
Borrowings	—	61,808	14,513	76,321
Other assets / liabilities	—	847	—	847
Total liabilities at fair value	$31	$200,098	$25,584	$225,713

(a)  Excludes $2,292 million relating to payable for cash collateral received.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 financial assets and liabilities during the three and six months ended December 31, 2009 and December 31, 2008:

In millions of U.S. dollars

	Three Months Ended December 31, 2009
	Investments – Trading
	Asset	Government
	backed	and Agency			Derivatives,
	Securities	Obligations	Total	Loans	net	Borrowings

Beginning of the period	$101	$—	$101	$96	$476	$(11,113)
Total realized/unrealized gains or (losses) in:
Net income	4	—	4	(1)	27	(170)
Other comprehensive income	—	—	—	9	(297)	290
Purchases, sales, issuance and settlements, net	(4)	*	(4)	—	(31)	(770)
Transfers in (out), net	8	1	9	—	(33)	375
End of the period	$109	$1	$110	$104	$142	$(11,388)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

In millions of U.S. dollars

	Six Months Ended December 31, 2009
	Investments – Trading
	Asset	Government
	backed	and Agency			Derivatives,
	Securities	Obligations	Total	Loans	net	Borrowings
Beginning of the period	$109	$—	$109	$78	$(1)	$(11,071)
Total realized/unrealized gains or (losses) in:
Net income	6	—	6	11	(255)	(29)
Other comprehensive income	—	—	—	15	421	(403)
Purchases, sales, issuance and settlements, net	(13)	*	(13)	—	(35)	(562)
Transfers in (out), net	7	1	8	—	12	677
End of the period	$109	$1	$110	$104	$142	$(11,388)

* Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Three Months Ended December 31, 2008
	Investments –		Derivatives,
	Trading	Loans	net	Borrowings
Beginning of the period	$186	$88	$(378)	$(11,371)
Total realized/unrealized (losses) or gains in:
Net income	14	(23)	237	703
Other comprehensive income	—	(11)	1,152	(1,116)
Purchases, sales, issuance and settlements, net	(1)	—	(2)	(60)
Transfers in (out), net	(166)	—	(317)	(612)
End of the period	$33	$54	$692	$(12,456)

In millions of U.S. dollars

	Six Months Ended December 31, 2008
	Investments –		Derivatives,
	Trading	Loans	net	Borrowings
Beginning of the period	$40	$102	$(246)	$(11,378)
Total realized/unrealized gains or (losses) in:
Net income	2	(30)	56	727
Other comprehensive income	—	(18)	1,202	(1,160)
Purchases, sales, issuance and settlements, net	2	—	(3)	(33)
Transfers in (out), net	(11)	—	(317)	(612)
End of the period	$33	$54	$692	$(12,456)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

The following tables provide information on the unrealized gains or losses included in income for the three and six months ended December 31, 2009 and December 31, 2008, relating to IBRD’s Level 3 financial instruments still held at the reporting dates, as well as where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended December 31, 2009
	Investments		Derivatives,
Unrealized Gains (Losses)	Trading	Loans	net	Borrowings
Income
Investments, net — Trading	$5	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(2)	33	(176)
Total	$5	$(2)	$33	$(176)

In millions of U.S. dollars

	Six Months Ended December 31, 2009
	Investments		Derivatives,
Unrealized Gains (Losses)	Trading	Loans	net	Borrowings
Income
Investments, net — Trading	$6	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	6	(287)	(1)
Total	$6	$6	$(287)	$(1)

In millions of U.S. dollars

	Three Months Ended December 31, 2008
	Investments –		Derivatives,
Unrealized (Losses) Gains	Trading	Loans	net	Borrowings
Income
Investments, net — Trading	$(13)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(22)	69	835
Total	$(13)	$(22)	$69	$835

In millions of U.S. dollars

	Six Months Ended December 31, 2008
	Investments –		Derivatives,
Unrealized (Losses) Gains	Trading	Loans	net	Borrowings
Income
Investments, net — Trading	$(33)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(33)	(83)	1,078
Total	$(33)	$(33)	$(83)	$1,078

IBRD had no assets or liabilities measured at fair value on a non-recurring basis as of December 31, 2009, June 30 2009 and December 31, 2008.

Fair Value Option

On July 1, 2008, IBRD elected the fair value option for all of its debt instruments in the borrowings portfolio, resulting in the reporting at fair value of all financial instruments in the borrowings portfolio previously reported at amortized cost, and a write-off of unamortized debt issuance costs. The objective of this election was to report the entire portfolio on the same measurement basis, thereby eliminating the mixed-attribute approach and better reflecting the overall economic position and result of the portfolio. As a result of the election of the fair value option, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability, and it is irrevocable.

During the three and six months ended December 31, 2009, net gains of $730 million and net losses of $259

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

million respectively, (net losses of $1,822 million and $3,236 million respectively, three and six months ended December 31, 2008) relating to the borrowings measured at fair value are included in the fair value adjustment on non-trading portfolios, net, in the Condensed Statement of Income.

During the three and six months ended December 31, 2009, IBRD experienced improvements in its credit spreads and the estimated financial effects of these improvements on the fair value of the debt issued and outstanding as of December 31, 2009 were net losses of $186 and $1,180 million, respectively. These amounts were determined using observable changes in IBRD’s credit spreads.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Condensed Statement of Income.

The following table presents the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value at	Principal Amount
	December 31, 2009	Due Upon Maturity	Difference

Borrowings	$116,711	$116,584	$127

NOTE H—FAIR VALUE ADJUSTMENT ON NON-TRADING PORTFOLIOS, NET

The following table reflects the components of the fair value adjustments on non-trading portfolios, net for the three and six months ended December 31, 2009 and December 31, 2008:

	Three Months Ended		Six Months Ended
	December 31		December 31
In millions of U.S. dollars	2009	2008	2009	2008
Fair value adjustments — gains (losses):
Non-trading derivatives	$(680)	$5,395	$(496)	$6,915
Borrowings	730	(1,822)	(259)	(3,236)
Loan	(2)	(22)	6	(33)
Total	$48	$3,551	$(749)	$3,646

NOTE I—COLLATERAL ARRANGEMENTS

IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet IBRD’s obligation to counterparties.

The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	December 31, 2009	June 30, 2009	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$173	$30	Included under Investments-Trading on the Condensed Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$175	$31	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of December 31, 2009, IBRD had received securities with a fair value of $469 million ($34 million—June 30, 2009). None of these securities had been transferred under repurchase or security lending agreements as of that date ($Nil—June 30, 2009). In the case of swap agreements, IBRD receives collateral in the form of cash and/or liquid securities. For collateral received in the form of cash, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on the Condensed Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash.

The following is a summary of the collateral received by IBRD as of December 31, 2009 and June 30, 2009:

In millions of U.S. dollars

	December 31, 2009	June 30, 2009
Collateral received
Cash	$1,171	$2,292
Securities	8,539	5,405
Total collateral received	$9,710	$7,697

Collateral permitted to be repledged	$9,710	$7,697
Amount of collateral repledged	—	—

NOTE J—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients. IBRD has elected not to designate any hedging relationships. All derivative instruments have been reported at fair value and all changes in fair value have been recognized in net income.

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed

Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards	Enhance returns in target currencies

Borrowings	Currency swaps, Interest rate swaps	Reduce borrowings costs and manage repricing risks between loans and borrowings

Other assets / liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on December 31, 2009 is $368 million ($724 million — June 30, 2009). IBRD has not posted any collateral with these counterparties due to its AAA credit rating.

If the credit-risk related contingent features underlying these agreements had been triggered to the extent that IBRD would have been required to post collateral on December 31, 2009, the amount of collateral that would need to have been posted would be $Nil.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

The following tables provide information on the fair value amounts and the location of the derivative instruments not held in a trading portfolio on the Condensed Balance Sheet, as well as contract value/notional amounts of those derivative instruments as of December 31, 2009 and June 30, 2009:

Fair value amounts of derivative instruments on the Condensed Balance Sheet

In millions of U.S. dollars

	Derivative assets		Derivative liabilities
	Balance Sheet	December	June 30,	Balance Sheet	December	June 30,
	Location	31, 2009	2009	Location	31, 2009	2009
Options and Futures — Investment - Trading	Other assets	$1	$1	Other liabilities	$—	$—

Interest rate swaps	Derivative assets	5,487	5,579	Derivative liabilities	1,935	1,911

Currency swaps	Derivative assets	122,815	117,486	Derivative liabilities	116,839	113,731
Total Derivatives		$128,303	$123,066		$118,774	$115,642

Contract value/notional amounts of the derivative instruments:

In millions of U.S. dollars

	December 31, 2009	June 30, 2009
Type of contract
Investments—Trading
Interest rate swaps
Notional principal	$8,766	$9,389
Exchange traded Options and Futures
Notional long position	1,619	636
Notional short position	2,160	65
Borrowing portfolio
Interest rate swaps
Notional principal	104,052	93,930
Client operations
Interest rate swaps
Notional principal	6,420	5,588
Other derivatives
Interest rate swaps
Notional principal	37,484	33,800

The following table provides information on the location and amount of gains and losses on the derivative instruments not held in a trading portfolio and their location on the Condensed Statement of Income during the three and six months ended December 31, 2009 and December 31, 2008:

In millions of U.S. dollars

		Three Months Ended December 31,		Six Months Ended December 31,
	Income Statement	Gains (Losses)		Gains (Losses)
	Location	2009	2008	2009	2008
Derivatives not designated as hedging instruments, and not held in a trading portfolio(a)

Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(418)	$3,149	$(167)	$3,640

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	(262)	2,246	(329)	3,275
Total		$(680)	$5,395	$(496)	$6,915

(a)  For alternative disclosures about trading derivatives see the following table.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

All of the instruments in IBRD’s investment portfolio are held for trading purposes. IBRD’s investment portfolio is primarily held for liquidity management purposes, and beginning in the second quarter of the fiscal year ending June 30, 2009, a portion of the portfolio is held for long term income generation purposes. Within the liquidity portfolio, IBRD holds highly rated fixed income securities as well as derivatives. The primary objective of holding this portfolio is to protect the principal amount of these investments and thereby ensure the availability of sufficient cashflows to meet all of IBRD’s financial commitments. In addition, IBRD uses derivatives as part of its liquidity management to enhance investment returns. Within the Long Term Investment Portfolio, IBRD holds highly rated fixed income securities as well as listed equity securities and derivatives. The primary objective of holding this portfolio is to enhance returns over the long term.

The following table provides information on the location and amount of gains and losses on the Investments — Trading and the related derivatives and their location on the Condensed Statement of Income during the three and six months ended December 31, 2009 and December 31, 2008:

In millions of U.S. dollars

	Three Months Ended December 31		Six Months Ended December 31
	Investments-Trading(a), net		Investments-Trading(a), net
	Gains (Losses)		Gains (Losses)
Income Statement Location	2009	2008	2009	2008

Type of instrument
Fixed income	$20	$(86)	$79	$(313)
Equity	27	6	125	6

Total	$47	$(80)	$204	$(307)

(a) Amounts associated with each type of instrument include realized and unrealized gains and losses on both derivative instruments and non-derivative instruments.

NOTE K—FAIR VALUE DISCLOSURES

The Balance Sheets below present IBRD’s estimates of fair value of its financial assets and liabilities along with their respective carrying amounts as of December 31, 2009 and June 30, 2009. As non financial assets and liabilities are not reflected at fair value, IBRD’s equity, as shown, is not intended to reflect fair value.

In millions of U.S. dollars

	December 31, 2009			June 30,2009
	Carrying			Carrying
	Value	Fair Value		Value	Fair Value
Due from Banks	$1,977	$1,977		$3,044	$3,044
Investments and securities purchased under resale agreements	32,545	32,545		41,045	41,045
Derivative Assets
Investments	18,110	18,110		18,467	18,467
Client operations	21,175	21,175		19,559	19,559
Borrowings	86,893	86,893		82,793	82,793
Other assets/liabilities	2,124	2,124		2,246	2,246
Net Loans Outstanding	114,119	113,328		103,657	101,918
Other Assets	4,327	4,327		4,609	4,609
Total Assets	$281,270	$280,479		$275,420	$273,681
Borrowings	$116,711	$116,688	(a)	$110,040	$110,022	(a)
Derivative Liabilities
Investments	18,302	18,302		18,923	18,923
Client operations	21,167	21,167		19,551	19,551
Borrowings	78,489	78,489		76,321	76,321
Other assets/liabilities	816	816		847	847
Other Liabilities	6,402	6,402		9,701	9,701
Total Liabilities	241,887	241,864		235,383	235,365
Paid in Capital Stock	11,491	11,491		11,491	11,491
Retained Earnings and Other Equity	27,892	27,124		28,546	26,825
Total Equity	39,383	38,615		40,037	38,316
Total Liabilities and Equity	$281,270	$280,479		$275,420	$273,681

(a) Includes $23 million relating to transition adjustment on adoption of a new accounting standard on derivatives and hedging on July 1, 2000 ($18 million — June 30, 2009)

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

Valuation Methods and Assumptions

Due from Banks

The carrying amount of unrestricted and restricted currencies is considered a reasonable estimate of the fair value of these positions.

Investments

IBRD’s investment securities and related financial instruments held in the trading portfolio are carried and reported at fair value. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Net Loans Outstanding

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans.

The fair value of loans is based on a discounted cash flow method and incorporates Credit Default Swap spreads for each borrower. Basis adjustments are applied to market recovery levels to reflect IBRD’s recovery experience.

Derivatives Receivable and Derivatives Payable

Derivatives are recorded in the Condensed Balance Sheet at estimated fair value. The fair value is estimated using a discounted cash flow method representing the estimated cost of replacing these contracts on that date.

Borrowings

The fair value of borrowings is predominantly based on discounted cash flow techniques using appropriate market yield curves.

Other Financial Assets and Liabilities

These amounts are generally short-term in nature. Therefore, the carrying value is a reasonable estimate of fair value.

IBRD CONDENSED QUARTERLY FINANCIAL STATEMENTS: DECEMBER 31, 2009 (UNAUDITED)

KPMG LLP
2001 M Street, NW
Washington, DC 20036

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of December 31, 2009, the related condensed statements of income and comprehensive income for the three-month and six-month periods ended December 31, 2009 and 2008, and the related condensed statements of changes in retained earnings and cash flows for the six-month periods ended December 31, 2009 and 2008. These condensed interim financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2009, and the related statements of income, comprehensive income, changes in retained earnings and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 5, 2009, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2009 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

Washington, DC

February 12, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

International Bank for Reconstruction and Development Treasury Asset Liablity Risk System (TALRS) SEC Report - Changes in Borrowings Borrowings (MLT) October 01, 2009 thru December 31, 2009 DESK: IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
New Borrowings
MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1012AUD04.58		0000009823	AUD		35,000,000	32,448,500	20-Oct-2009	18-Oct-2012
BOND/SELL AUD/IBRD/GDIF/1014AUD05.50		0000009844	AUD		800,000,000	737,920,000	21-Oct-2009	21-Oct-2014
BOND/SELL AUD/IBRD/GDIF/1019AUD05.75		0000009845	AUD		600,000,000	553,440,000	21-Oct-2009	21-Oct-2019
BOND/SELL AUD/IBRD/GDIF/0413AUD04.26		0000009826	AUD		25,000,000	23,065,000	22-Oct-2009	12-Apr-2013
BOND/SELL AUD/IBRD/GDIF/1013AUD05.00		0000009853	AUD		16,900,000	15,294,500	29-Oct-2009	29-Oct-2013
BOND/SELL AUD/IBRD/GDIF/1112AUD05.20		0000009869	AUD		30,000,000	27,916,500	12-Nov-2009	13-Nov-2012
BOND/SELL AUD/IBRD/GDIF/0513AUD04.68		0000009861	AUD		36,000,000	33,391,800	17-Nov-2009	14-May-2013
BOND/SELL AUD/IBRD/GDIF/1112AUD05.20A		0000009871	AUD		30,000,000	27,496,500	19-Nov-2009	19-Nov-2012
BOND/SELL AUD/IBRD/GDIF/1113AUD05.10		0000009889	AUD		14,110,000	12,932,521	19-Nov-2009	19-Nov-2013
BOND/SELL AUD/IBRD/GDIF/1213AUD05.00		0000009911	AUD		8,120,000	7,491,106	01-Dec-2009	02-Dec-2013
BOND/SELL AUD/IBRD/GDIF/0613AUD04.74		0000009901	AUD		19,000,000	17,289,050	08-Dec-2009	14-Jun-2013
BOND/SELL AUD/IBRD/GDIF/1212AUD05.00		0000009909	AUD		7,000,000	6,418,650	10-Dec-2009	10-Dec-2012
BOND/SELL AUD/IBRD/GDIF/1211AUD04.10		0000009921	AUD		23,000,000	21,089,850	10-Dec-2009	02-Dec-2011
BOND/SELL AUD/IBRD/GDIF/0613AUD05.00		0000009917	AUD		25,000,000	22,190,000	17-Dec-2009	17-Jun-2013
BOND/SELL AUD/IBRD/GDIF/1212AUD05.075		0000009937	AUD		30,000,000	26,628,000	17-Dec-2009	18-Dec-2012
BOND/SELL AUD/IBRD/GDIF/0613AUD04.32		0000009932	AUD		10,000,000	8,859,500	21-Dec-2009	14-Jun-2013
BOND/SELL AUD/IBRD/GDIF/1213AUD05.22		0000009934	AUD		42,100,000	37,772,120	29-Dec-2009	27-Dec-2013
Total By Currency						1,611,643,597

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/0611BRL11.00		0000009858	BRL		15,000,000	8,737,185	23-Oct-2009	16-Jun-2011
BOND/SELL BRL/IBRD/GDIF/1013BRL08.73		0000009833	BRL		140,000,000	80,854,750	27-Oct-2009	28-Oct-2013
BOND/SELL BRL/IBRD/GDIF/1113BRL09.00		0000009867	BRL		140,000,000	81,133,552	25-Nov-2009	27-Nov-2013
BOND/SELL BRL/IBRD/GDIF/1213BRL08.76		0000009916	BRL		140,000,000	78,700,320	21-Dec-2009	19-Dec-2013
Total By Currency						249,425,808

Bostwana Pula
BOND/SELL BWP/IBRD/GDIF/1111BWP06.50A		0000009903	BWP		200,000,000	30,470,000	25-Nov-2009	28-Nov-2011
BOND/SELL BWP/IBRD/GDIF/1111BWP06.50A		0000009924	BWP		66,000,000	9,883,500	15-Dec-2009	28-Nov-2011
Total By Currency						40,353,500

Columbian Peso
BOND/SELL COP/IBRD/GDIF/0912COP07.00		0000009952	COP		50,000,000,000	24,551,927	29-Dec-2009	10-Sep-2012
Total By Currency						24,551,927

1

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
Euro Currency
BOND/SELL EUR/IBRD/GDIF/1111EUR06.00		0000009862	EUR		15,000,000	22,474,500	09-Nov-2009	09-Nov-2011
Total By Currency						22,474,500

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000009828	MXN		200,000,000	14,703,180	05-Oct-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0211MXN05.50		0000009834	MXN		350,000,000	26,310,943	08-Oct-2009	21-Feb-2011
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75		0000009835	MXN		500,000,000	37,587,061	08-Oct-2009	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75		0000009851	MXN		350,000,000	27,019,724	20-Oct-2009	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000009866	MXN		250,000,000	18,694,524	03-Nov-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000009894	MXN		250,000,000	18,978,933	13-Nov-2009	11-Sep-2013
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75		0000009896	MXN		600,000,000	46,140,714	18-Nov-2009	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/0812MXN05.75		0000009927	MXN		250,000,000	19,405,719	09-Dec-2009	20-Aug-2012
BOND/SELL MXN/IBRD/GDIF/0913MXN06.50		0000009926	MXN		200,000,000	15,540,619	10-Dec-2009	11-Sep-2013
Total By Currency						224,381,417

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0413NZD03.90		0000009825	NZD		10,000,000	7,537,500	22-Oct-2009	12-Apr-2013
BOND/SELL NZD/IBRD/GDIF/0513NZD04.20		0000009860	NZD		15,000,000	11,172,000	17-Nov-2009	14-May-2013
BOND/SELL NZD/IBRD/GDIF/0613NZD04.26		0000009899	NZD		8,000,000	5,689,600	08-Dec-2009	14-Jun-2013
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375		0000009929	NZD		175,000,000	126,323,750	15-Dec-2009	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/1214NZD05.375		0000009944	NZD		125,000,000	90,231,250	15-Dec-2009	15-Dec-2014
BOND/SELL NZD/IBRD/GDIF/1212NZD04.32		0000009928	NZD		51,118,000	36,281,001	21-Dec-2009	18-Dec-2012
BOND/SELL NZD/IBRD/GDIF/0613NZD03.78		0000009933	NZD		9,000,000	6,387,750	21-Dec-2009	14-Jun-2013
Total By Currency						283,622,851

Polish Zloty
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009841	PLN		50,000,000	17,542,321	13-Oct-2009	31-Jul-2012
BOND/SELL PLN/IBRD/GDIF/0712PLN03.00		0000009888	PLN		50,000,000	18,059,017	12-Nov-2009	31-Jul-2012
Total By Currency						35,601,338

Romanian Lei
BOND/SELL RON/IBRD/GDIF/0811RON07.75		0000009912	RON		100,000,000	35,436,489	02-Dec-2009	26-Aug-2011
BOND/SELL RON/IBRD/GDIF/0811RON07.75		0000009945	RON		75,000,000	25,531,046	17-Dec-2009	26-Aug-2011
Total By Currency						60,967,535

Russian Rouble
BOND/SELL RUB/IBRD/GDIF/0412RUB10.00		0000009822	RUB		6,500,000,000	216,141,802	05-Oct-2009	05-Apr-2012
BOND/SELL RUB/IBRD/GDIF/0412RUB10.00		0000009877	RUB		500,000,000	17,378,248	09-Nov-2009	05-Apr-2012
Total By Currency						233,520,050

2

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
Saudi Arabian Riyals
BOND/SELL SAR/IBRD/GDIF/1214SAR02.45		0000009946	SAR		1,000,000,000	266,606,236	29-Dec-2009	29-Dec-2014
Total By Currency						266,606,236

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25		0000009832	TRY		50,000,000	34,065,747	07-Oct-2009	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY10.25		0000009848	TRY		50,000,000	34,267,699	16-Oct-2009	24-Aug-2012
BOND/SELL TRY/IBRD/GDIF/0812TRY12.00		0000009940	TRY		25,000,000	16,712,347	11-Dec-2009	14-Aug-2012
Total By Currency						85,045,793

United States Dollar
BOND/SELL USD/IBRD/GDIF/1039USDSTR		0000009817	USD		12,500,000	12,500,000	07-Oct-2009	07-Oct-2039
BOND/SELL USD/IBRD/GDIF/1039USDSTR01		0000009818	USD		12,500,000	12,500,000	07-Oct-2009	07-Oct-2039
BOND/SELL USD/IBRD/GDIF/1012USDSTR02		0000009836	USD		200,000,000	200,000,000	13-Oct-2009	13-Oct-2012
BOND/SELL USD/IBRD/GDIF/1012SDRUSD		0000009837	USD		41,000,000	41,000,000	13-Oct-2009	15-Oct-2012
BOND/SELL USD/IBRD/GDIF/1012SDRGBP		0000009838	USD		10,000,000	10,000,000	13-Oct-2009	15-Oct-2012
BOND/SELL USD/IBRD/GDIF/1012SDREUR		0000009839	USD		37,000,000	37,000,000	13-Oct-2009	15-Oct-2012
BOND/SELL USD/IBRD/GDIF/1012SDRJPY		0000009840	USD		12,000,000	12,000,000	13-Oct-2009	15-Oct-2012
BOND/SELL USD/IBRD/GDIF/1013USD03.50		0000009847	USD		70,000,000	70,000,000	15-Oct-2009	08-Oct-2013
BOND/SELL USD/IBRD/GDIF/1013USD01.38		0000009824	USD		14,000,000	14,000,000	22-Oct-2009	11-Oct-2013
BOND/SELL USD/IBRD/GDIF/1112USDSTR01		0000009873	USD		200,000,000	200,000,000	05-Nov-2009	05-Nov-2012
BOND/SELL USD/IBRD/GDIF/1112SDRUSD		0000009878	USD		41,000,000	41,000,000	06-Nov-2009	06-Nov-2012
BOND/SELL USD/IBRD/GDIF/1112SDREUR		0000009879	USD		37,000,000	37,000,000	06-Nov-2009	06-Nov-2012
BOND/SELL USD/IBRD/GDIF/1112SDRGBP		0000009880	USD		10,000,000	10,000,000	06-Nov-2009	06-Nov-2012
BOND/SELL USD/IBRD/GDIF/1112SDRJPY		0000009881	USD		12,000,000	12,000,000	06-Nov-2009	06-Nov-2012
BOND/SELL USD/IBRD/GDIF/1113USD01.50		0000009852	USD		10,000,000	10,000,000	12-Nov-2009	13-Nov-2013
BOND/SELL USD/IBRD/GDIF/1113USD01.44		0000009859	USD		15,000,000	15,000,000	17-Nov-2009	14-Nov-2013
BOND/SELL USD/IBRD/1112USDSTR		0000009868	USD		500,000,000	500,000,000	19-Nov-2009	19-Nov-2012
BOND/SELL USD/IBRD/GDIF/0114USDSTR01		0000009905	USD		75,000,000	75,000,000	23-Nov-2009	13-Jan-2014
BOND/SELL USD/IBRD/GDIF/1112USDSTR02		0000009895	USD		200,000,000	200,000,000	25-Nov-2009	25-Nov-2012
BOND/SELL USD/IBRD/GDIF/1119USDSTR		0000009906	USD		15,000,000	15,000,000	25-Nov-2009	25-Nov-2019
BOND/SELL USD/IBRD/GDIF/1213USD01.62		0000009887	USD		5,000,000	5,000,000	03-Dec-2009	04-Dec-2013
BOND/SELL USD/IBRD/GDIF/1213USD02.00		0000009913	USD		130,000,000	130,000,000	04-Dec-2009	04-Dec-2013
BOND/SELL USD/IBRD/GDIF/1212USDSTR03		0000009919	USD		50,000,000	50,000,000	04-Dec-2009	04-Dec-2012
BOND/SELL USD/IBRD/GDIF/1213USD01.20		0000009898	USD		7,000,000	7,000,000	08-Dec-2009	13-Dec-2013
BOND/SELL USD/IBRD/GDIF/1212USDSTR04		0000009925	USD		200,000,000	200,000,000	10-Dec-2009	10-Dec-2012
BOND/SELL USD/IBRD/GDIF/1212USDSTR05		0000009939	USD		100,000,000	100,000,000	14-Dec-2009	14-Dec-2012
BOND/SELL USD/IBRD/GDIF/1213USD02.00		0000009949	USD		50,000,000	50,000,000	22-Dec-2009	04-Dec-2013
BOND/SELL USD/IBRD/GDIF/0611USD00.67		0000009947	USD		300,000,000	300,000,000	24-Dec-2009	24-Jun-2011
Total By Currency						2,366,000,000

3

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
South African Rand
BOND/SELL ZAR/IBRD/GDIF/1112ZAR07.40		0000009874	ZAR		900,000,000	117,858,125	05-Nov-2009	26-Nov-2012
Total By Currency						117,858,125
Total						5,622,052,676

MTBOZ
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0518AUD00.00		0000009827	AUD		2,000,000	1,724,300	02-Oct-2009	02-May-2018
Total By Currency						1,724,300

United States Dollar
BOND/SELL USD/IBRD/GDIF/1039USDSTR02		0000009820	USD		70,784,610	70,784,610	07-Oct-2009	07-Oct-2039
BOND/SELL USD/IBRD/GDIF/1039USDSTR03		0000009821	USD		70,784,610	70,784,610	07-Oct-2009	07-Oct-2039
BOND/SELL USD/IBRD/GDIF/1039USDSTR04		0000009846	USD		158,709,689	158,709,689	22-Oct-2009	22-Oct-2039
BOND/SELL USD/IBRD/GDIF/1039USDSTR05		0000009854	USD		174,266,066	174,266,066	29-Oct-2009	29-Oct-2039
BOND/SELL USD/IBRD/GDIF/1039USDSTR06		0000009855	USD		174,759,760	174,759,760	29-Oct-2009	29-Oct-2039
BOND/SELL USD/IBRD/GDIF/1039USDSTR07		0000009857	USD		57,434,912	57,434,912	30-Oct-2009	30-Oct-2039
BOND/SELL USD/IBRD/GDIF/1139USDSTR		0000009856	USD		55,831,437	55,831,437	02-Nov-2009	02-Nov-2039
BOND/SELL USD/IBRD/GDIF/1139USDSTR01		0000009863	USD		173,282,718	173,282,718	02-Nov-2009	02-Nov-2039
BOND/SELL USD/IBRD/GDIF/1139USDSTR02		0000009864	USD		276,794,462	276,794,462	04-Nov-2009	04-Nov-2039
BOND/SELL USD/IBRD/GDIF/1139USDSTR03		0000009870	USD		120,527,047	120,527,047	10-Nov-2009	10-Nov-2039
BOND/SELL USD/IBRD/GDIF/1139USDSTR04		0000009883	USD		57,760,906	57,760,906	16-Nov-2009	16-Nov-2039
BOND/SELL USD/IBRD/GDIF/1239USD00.00		0000009938	USD		111,000,000	111,000,000	16-Dec-2009	16-Dec-2039
BOND/SELL USD/IBRD/GDIF/1239USDSTR		0000009948	USD		54,425,375	54,425,375	29-Dec-2009	29-Dec-2039
Total By Currency						1,556,361,592
Total						1,558,085,892

4

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
Maturing Borrowings
GLDDP
Gold
BOND/SELL XAU/IBRD/CB/1009XAU1.00		0000009321	XAU	PHYSICAL	129,855	135,776,490	30-Oct-2008	30-Oct-2009
BOND/SELL XAU/IBRD/CB/1109XAU1.00		0000009324	XAU	PHYSICAL	200,034	211,705,561	03-Nov-2008	03-Nov-2009
BOND/SELL XAU/IBRD/CB/1109XAU1.00A		0000009348	XAU	PHYSICAL	130,930	153,253,889	28-Nov-2008	30-Nov-2009
BOND/SELL XAU/IBRD/CB/1209XAU0.82		0000009350	XAU		128,600	146,533,270	11-Dec-2008	11-Dec-2009
BOND/SELL XAU/IBRD/CB/1209XAU0.75		0000009379	XAU		137,755	152,845,938	18-Dec-2008	18-Dec-2009
BOND/SELL XAU/IBRD/CB/1209XAU0.60		0000009388	XAU	PHYSICAL	110,891	122,573,610	29-Dec-2008	29-Dec-2009
Total By Currency						922,688,758
Total						922,688,758

MTBOC
Australian Dollar
BOND/SELL AUD/IBRD/GDIF/1009AUD05.04		0000006862	AUD		40,000,000	36,174,000	28-Oct-2004	28-Oct-2009
BOND/SELL AUD/IBRD/GDIF/1109AUD05.09		0000006884	AUD		60,000,000	54,735,000	29-Nov-2004	30-Nov-2009
BOND/SELL AUD/IBRD/GDIF/1209AUD04.93		0000006909	AUD		15,000,000	13,289,250	21-Dec-2004	21-Dec-2009
BOND/SELL AUD/IBRD/GDIF/1009AUD05.46		0000007614	AUD		17,000,000	15,722,450	30-Oct-2006	26-Oct-2009
BOND/SELL AUD/IBRD/GDIF/1109AUD05.57		0000007644	AUD		22,000,000	20,406,100	17-Nov-2006	17-Nov-2009
BOND/SELL AUD/IBRD/GDIF/1109AUD05.52		0000007645	AUD		98,000,000	88,273,500	29-Nov-2006	27-Nov-2009
BOND/SELL AUD/IBRD/GDIF/1209AUD05.44		0000007668	AUD		1,277,000	1,162,006	08-Dec-2006	08-Dec-2009
BOND/SELL AUD/IBRD/GDIF/1209AUD05.35		0000007677	AUD		114,000,000	103,700,100	14-Dec-2006	14-Dec-2009
BOND/SELL AUD/IBRD/GDIF/1009AUD05.46A		0000007841	AUD		15,000,000	13,872,750	23-Apr-2007	26-Oct-2009
BOND/SELL AUD/IBRD/GDIF/1009AUD05.52		0000008301	AUD		5,000,000	4,624,250	25-Oct-2007	26-Oct-2009
BOND/SELL AUD/IBRD/GDIF/1109AUD06.40		0000008410	AUD		14,000,000	12,610,500	27-Nov-2007	27-Nov-2009
Total By Currency						364,569,906

Brazilian Real
BOND/SELL BRL/IBRD/GDIF/1209BRL09.00		0000008506	BRL		65,000,000	37,111,048	14-Dec-2007	14-Dec-2009
Total By Currency						37,111,048

Euro Currency
BOND/SELL EUR/IBRD/GDIF/1009EUR00.50		0000005972	EUR		13,000,000	19,540,950	24-Oct-2002	26-Oct-2009
BOND/SELL EUR/IBRD/GDIF/1109EURSTR		0000006009	EUR		50,000,000	74,832,500	15-Nov-2002	16-Nov-2009
BOND/SELL EUR/IBRD/GDIF/1109EUR00.50		0000006016	EUR		13,000,000	19,371,950	26-Nov-2002	27-Nov-2009
Total By Currency						113,745,400

Pound Sterling
BOND/SELL GBP/IBRD/GDIF/1209GBP06.12		0000004688	GBP		250,000,000	408,512,500	27-Jul-2000	07-Dec-2009
Total By Currency						408,512,500

5

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
Hungarian Forint
BOND/SELL HUF/IBRD/GDIF/1009HUF06.25		0000008303	HUF		10,000,000,000	54,541,984	09-Oct-2007	09-Oct-2009
Total By Currency						54,541,984

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/1109NZD06.30		0000007651	NZD		39,000,000	28,419,300	29-Nov-2006	19-Nov-2009
BOND/SELL NZD/IBRD/GDIF/1009NZD06.42		0000007819	NZD		20,000,000	14,963,000	04-Apr-2007	27-Oct-2009
BOND/SELL NZD/IBRD/GDIF/1109NZD06.72		0000007886	NZD		13,000,000	9,511,450	17-May-2007	25-Nov-2009
BOND/SELL NZD/IBRD/GDIF/1209NZD06.78		0000007933	NZD		10,000,000	7,097,500	12-Jun-2007	21-Dec-2009
BOND/SELL NZD/IBRD/GDIF/1009NZD07.05		0000008291	NZD		116,000,000	86,077,800	09-Oct-2007	14-Oct-2009
BOND/SELL NZD/IBRD/GDIF/1009NZD07.40		0000008318	NZD		45,000,000	33,066,000	30-Oct-2007	28-Oct-2009
BOND/SELL NZD/IBRD/GDIF/1209NZD07.30		0000008434	NZD		110,000,000	79,728,000	06-Dec-2007	03-Dec-2009
BOND/SELL NZD/IBRD/GDIF/1209NZD07.68		0000008449	NZD		21,500,000	15,259,625	20-Dec-2007	21-Dec-2009
Total By Currency						274,122,675

United States Dollar
BOND/SELL USD/IBRD/COLTS/1109USD08.37		0000000742	USD	USD1356COL01	75,000	75,000	21-Nov-1989	23-Nov-2009
BOND/SELL USD/IBRD/GDIF/1109USD00.50		0000006004	USD		100,000,000	100,000,000	20-Nov-2002	16-Nov-2009
BOND/SELL USD/IBRD/GDIF/1209USD03.41		0000007115	USD		20,000,000	20,000,000	23-Jun-2005	21-Dec-2009
BOND/SELL USD/IBRD/GDIF/1109USD04.22		0000007315	USD		90,500,000	90,500,000	28-Nov-2005	25-Nov-2009
BOND/SELL USD/IBRD/GDIF/1209USD04.05		0000007349	USD		5,000,000	5,000,000	21-Dec-2005	21-Dec-2009
BOND/SELL USD/IBRD/GDIF/1009USD04.91		0000007591	USD		10,000,000	10,000,000	03-Oct-2006	05-Oct-2009
BOND/SELL USD/IBRD/GDIF/1109USD04.23		0000007646	USD		13,100,000	13,100,000	29-Nov-2006	27-Nov-2009
Total By Currency						238,675,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/1209ZAR07.00		0000006890	ZAR		285,000,000	38,178,165	15-Dec-2004	15-Dec-2009
BOND/SELL ZAR/IBRD/GDIF/1209ZAR07.00		0000006906	ZAR		285,000,000	38,178,165	15-Dec-2004	15-Dec-2009
BOND/SELL ZAR/IBRD/GDIF/1109ZAR06.72		0000007242	ZAR		73,000,000	9,795,371	06-Oct-2005	10-Nov-2009
BOND/SELL ZAR/IBRD/GDIF/1109ZAR08.22		0000007580	ZAR		110,000,000	14,760,148	28-Sep-2006	10-Nov-2009
BOND/SELL ZAR/IBRD/GDIF/1009ZAR07.80		0000007603	ZAR		15,650,000	2,133,097	10-Oct-2006	13-Oct-2009
BOND/SELL ZAR/IBRD/GDIF/1109ZAR08.04		0000007611	ZAR		108,000,000	14,491,781	25-Oct-2006	10-Nov-2009
BOND/SELL ZAR/IBRD/GDIF/1009ZAR08.01		0000007619	ZAR		170,000,000	22,721,198	30-Oct-2006	26-Oct-2009
BOND/SELL ZAR/IBRD/GDIF/1109ZAR07.86		0000007650	ZAR		322,000,000	42,579,920	29-Nov-2006	19-Nov-2009
BOND/SELL ZAR/IBRD/GDIF/1209ZAR07.80		0000007671	ZAR		80,000,000	10,665,316	21-Dec-2006	10-Dec-2009
BOND/SELL ZAR/IBRD/GDIF/1009ZAR09.38		0000008304	ZAR		30,000,000	4,077,472	16-Oct-2007	16-Oct-2009
BOND/SELL ZAR/IBRD/GDIF/1009ZAR08.88		0000008317	ZAR		308,000,000	41,920,446	30-Oct-2007	20-Oct-2009
BOND/SELL ZAR/IBRD/GDIF/1109ZAR09.45		0000008395	ZAR		20,000,000	2,713,152	26-Nov-2007	25-Nov-2009
Total By Currency						242,214,230
Total						1,733,492,742

6

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
MTBOZ
United States Dollar
BOND/SELL USD/IBRD/COLTS/1109USD00.002		0000000760	USD	USD1397COL01	3,300,000	3,300,000	21-Feb-1990	16-Nov-2009
BOND/SELL USD/IBRD/COLTS/1109USD00.001		0000000836	USD	USD1559COL01	25,000	25,000	26-Jul-1991	16-Nov-2009
Total By Currency						3,325,000
Total						3,325,000

7

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
Early Retirement
MTBOC
Euro Currency
BOND/BUY EUR/IBRD/GDIF/1020ITLSTR01E		0000009810	EUR		67,273,676	100,284,869	14-Oct-2009	14-Oct-2020
BOND/BUY EUR/IBRD/GDIF/1118ITLSTR01E		0000009816	EUR		51,645,690	76,655,115	05-Nov-2009	05-Nov-2018
Total By Currency						176,939,984

Pound Sterling
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40		0000009918	GBP	BUYBACK	30,000,000	49,947,000	04-Dec-2009	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40		0000009920	GBP	BUYBACK	20,000,000	32,681,000	07-Dec-2009	07-Jun-2021
BOND/BUY GBP/IBRD/GDIF/0621GBP05.40		0000009951	GBP	BUYBACK	35,000,000	55,833,750	23-Dec-2009	07-Jun-2021
Total By Currency						138,461,750

Japanese Yen
BOND/BUY JPY/IBRD/MLT/1019JPYSTR01		0000009893	JPY		5,000,000,000	56,088,395	17-Nov-2009	21-Oct-2019
BOND/BUY JPY/IBRD/GDIF/1119JPYSTR04		0000009882	JPY		500,000,000	5,639,204	24-Nov-2009	22-Nov-2019
BOND/BUY JPY/IBRD/GDIF/1231JPYSTR14		0000009904	JPY		1,000,000,000	11,278,407	24-Nov-2009	18-Dec-2031
BOND/BUY JPY/IBRD/GDIF/0932JPYSTR01		0000009936	JPY		900,000,000	10,165,471	14-Dec-2009	03-Sep-2032
BOND/BUY JPY/IBRD/MLT/1237JPYSTR20		0000009886	JPY		40,000,000,000	443,409,822	18-Dec-2009	18-Dec-2037
BOND/BUY JPY/IBRD/GDIF/0620JPYSTR04		0000009935	JPY		1,000,000,000	10,958,304	24-Dec-2009	24-Jun-2020
Total By Currency						537,539,603

United States Dollar
BOND/BUY USD/IBRD/GDIF/1127USDSTR		0000009892	USD		10,000,000	10,000,000	30-Nov-2009	29-Nov-2027
BOND/BUY USD/IBRD/GDIF/0628USDSTR		0000009908	USD		50,000,000	50,000,000	09-Dec-2009	09-Jun-2028
Total By Currency						60,000,000

South African Rand
BOND/BUY ZAR/IBRD/GDIF/1209ZAR07.00		0000009829	ZAR		115,000,000	15,099,195	05-Oct-2009	15-Dec-2009
BOND/BUY ZAR/IBRD/GDIF/1209ZAR07.00		0000009829	ZAR		115,000,000	15,405,224	05-Oct-2009	15-Dec-2009
BOND/BUY ZAR/IBRD/GDIF/0111ZAR06.00		0000009830	ZAR	BUYBACK	22,000,000	2,996,867	08-Oct-2009	21-Jan-2011
BOND/BUY ZAR/IBRD/GDIF/1110ZAR08.61		0000009831	ZAR	BUYBACK	56,000,000	7,628,389	08-Oct-2009	15-Nov-2010
BOND/BUY ZAR/IBRD/GDIF/0610ZAR09.55		0000009842	ZAR		160,000,000	22,084,196	14-Oct-2009	17-Jun-2010
BOND/BUY ZAR/IBRD/GDIF/0610ZAR09.97		0000009843	ZAR		240,000,000	33,126,294	14-Oct-2009	17-Jun-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009849	ZAR	BUYBACK	56,000,000	7,472,944	22-Oct-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/0810ZAR08.46		0000009850	ZAR		52,000,000	6,939,162	22-Oct-2009	26-Aug-2010
BOND/BUY ZAR/IBRD/GDIF/0210ZAR01.00		0000009876	ZAR	BUYBACK	69,000,000	9,035,790	05-Nov-2009	09-Feb-2010
BOND/BUY ZAR/IBRD/GDIF/0610ZAR09.59		0000009884	ZAR		130,000,000	17,452,007	09-Nov-2009	17-Jun-2010
BOND/BUY ZAR/IBRD/GDIF/0710ZAR10.74		0000009885	ZAR		190,000,000	25,506,779	09-Nov-2009	15-Jul-2010

8

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date
BOND/BUY ZAR/IBRD/GDIF/0810ZAR09.75		0000009897	ZAR	BUYBACK	468,000,000	63,029,454	18-Nov-2009	02-Aug-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009890	ZAR		41,000,000	5,421,667	19-Nov-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/0610ZAR07.02A		0000009891	ZAR		31,000,000	4,099,309	19-Nov-2009	14-Jun-2010
BOND/BUY ZAR/IBRD/GDIF/0215ZAR07.00		0000009900	ZAR		40,000,000	5,284,923	20-Nov-2009	17-Feb-2015
BOND/BUY ZAR/IBRD/GDIF/0210ZAR01.00		0000009907	ZAR		47,000,000	6,375,907	25-Nov-2009	09-Feb-2010
BOND/BUY ZAR/IBRD/GDIF/0210ZAR06.00		0000009910	ZAR		65,000,000	8,616,404	27-Nov-2009	22-Feb-2010
BOND/BUY ZAR/IBRD/GDIF/1110ZAR08.61		0000009942	ZAR		98,000,000	13,042,842	17-Dec-2009	15-Nov-2010
BOND/BUY ZAR/IBRD/GDIF/1210ZAR06.85		0000009943	ZAR		79,000,000	10,514,128	17-Dec-2009	17-Dec-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009930	ZAR		20,000,000	2,643,754	18-Dec-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/1110ZAR09.00A		0000009931	ZAR		36,000,000	4,758,757	18-Dec-2009	15-Nov-2010
Total By Currency						286,533,993
Total						1,199,475,330

MTBOZ
South African Rand
BOND/BUY ZAR/IBRD/GMTN/0422ZAR00.002		0000009875	ZAR	BUYBACK	1,455,000,000	187,977,210	04-Nov-2009	01-Apr-2022
BOND/BUY ZAR/IBRD/GDIF/1228ZAR0		0000009902	ZAR	BUYBACK	580,125,000	76,647,905	20-Nov-2009	29-Dec-2028
BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00		0000009914	ZAR	BUYBACK	1,000,000,000	135,823,430	04-Dec-2009	31-Dec-2025
BOND/BUY ZAR/IBRD/GDIF/1225ZAR00.00		0000009915	ZAR	BUYBACK	690,000,000	93,718,166	04-Dec-2009	31-Dec-2025
Total By Currency						494,166,711
Total						494,166,711

9